UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-18649

THE NATIONAL SECURITY GROUP, INC.
(Exact name of registrant as specified in its charter)
661 East Davis Street Elba, Alabama 36323 (334) 897-2273
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $1.00 par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock – 1

Pursuant to the requirements of the Securities Exchange Act of 1934, The National Security Group, Inc. has caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: July 1, 2022	By: /s/ Brian R. McLeod
Brian R. McLeod Chief Financial Officer